February 21, 2020

Neil Dougherty
Chief Financial Officer
Keysight Technologies, Inc.
1400 Fountaingrove Parkway
Santa Rosa, CA 95403

       Re: Keysight Technologies, Inc.
           Form 10-K for the Fiscal Year Ended October 31, 2019
           Filed December 18, 2019
           File No. 001-36334

Dear Mr. Dougherty:

        We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended October 31, 2019

Note 20. Segment Information, page 99

1. We note that you completed an organizational change during the first quarter of fiscal
      2020 to manage your Ixia Solutions Group within your Communications Solutions Group and that as a result you will now have two reportable operating segments. Please describe to us in greater detail the specific changes made to your organization as part of this realignment, discuss how the management structure was modified and what changes were made to the discrete financial information that is available or reported to the CODM.
      Explain to us how you determined your operating segments and reportable segments in accordance with ASC 280-10-50-1 and 50-10. To the extent that you aggregate your operating segments, please provide us with your analysis under ASC 280-10-50-11.
 Neil Dougherty
FirstName LastNameNeil Dougherty
Keysight Technologies, Inc.
Comapany NameKeysight Technologies, Inc.
February 21, 2020
Page 2
February 21, 2020 Page 2
FirstName LastName
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Tara Harkins at (202) 551-3639 or Kevin Kuhar, Accounting Branch
Chief, at (202) 551-3662 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences